                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)

                                 Rag Shops, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   750-624-108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               September 13, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

                                  Marc J. Leder
                                Rodger R. Krouse
                          Sun Capital Partners III, LP
                         Sun Capital Partners III QP, LP
                       5200 Town Center Circle, Suite 470
                            Boca Raton, Florida 33486
                            Telephone: (561) 394-0550

                                 with a copy to:

                                Michael Weinsier
                            Hughes Hubbard & Reed LLP
                             One Battery Park Plaza
                            New York, New York 10004
                            Telephone: (212) 837-6690
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                  SCHEDULE 13D

CUSIP No. 750-624-108                                               PAGE 3 OF 21
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS

     Crafts Retail Acquisition Corp.

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:

     WC, BK
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)

                                                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                               7.   SOLE VOTING POWER:

                                    2,671,199
                               --------------------------------------
NUMBER OF SHARES               8.   SHARED VOTING POWER:
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON               --------------------------------------
WITH
                               9.   SOLE DISPOSITIVE POWER:

                                    2,671,199
                               --------------------------------------

                               10.  SHARED DISPOSITIVE POWER:

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,671,199
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     55.7%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 750-624-108                                               PAGE 4 OF 21
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS

     Crafts Retail Holding Corp.

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:

     BK
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)

                                                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                               7.   SOLE VOTING POWER:

                               --------------------------------------
NUMBER OF SHARES               8.   SHARED VOTING POWER:
BENEFICIALLY
OWNED BY EACH                       2,671,199
REPORTING PERSON               --------------------------------------
WITH
                               9.   SOLE DISPOSITIVE POWER:

                               --------------------------------------

                               10.  SHARED DISPOSITIVE POWER:

                                    2,671,199
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,671,199
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     55.7%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 750-624-108                                               PAGE 5 OF 21
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS

     Sun Crafts Retail, LLC

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:

     N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)

                                                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                               7.   SOLE VOTING POWER:

                               --------------------------------------
NUMBER OF SHARES               8.   SHARED VOTING POWER:
BENEFICIALLY
OWNED BY EACH                       2,671,199
REPORTING PERSON               --------------------------------------
WITH
                               9.   SOLE DISPOSITIVE POWER:

                               --------------------------------------

                               10.  SHARED DISPOSITIVE POWER:

                                    2,671,199
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,671,199
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     55.7%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    OO (limited liability company)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 750-624-108                                               PAGE 6 OF 21
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS

     Sun Capital Partners III, LP

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:

     N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)

                                                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                               7.   SOLE VOTING POWER:

                               --------------------------------------
NUMBER OF SHARES               8.   SHARED VOTING POWER:
BENEFICIALLY
OWNED BY EACH                       2,671,199
REPORTING PERSON               --------------------------------------
WITH
                               9.   SOLE DISPOSITIVE POWER:

                               --------------------------------------

                               10.  SHARED DISPOSITIVE POWER:

                                    2,671,199
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,671,199
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     55.7%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 750-624-108                                               PAGE 7 OF 21
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS

     Sun Capital Partners III QP, LP

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:

     N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)

                                                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                               7.   SOLE VOTING POWER:

                               --------------------------------------
NUMBER OF SHARES               8.   SHARED VOTING POWER:
BENEFICIALLY
OWNED BY EACH                       2,671,199
REPORTING PERSON               --------------------------------------
WITH
                               9.   SOLE DISPOSITIVE POWER:

                               --------------------------------------

                               10.  SHARED DISPOSITIVE POWER:

                                    2,671,199
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,671,199
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     55.7%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 750-624-108                                               PAGE 8 OF 21
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS

     Sun Capital Advisors III, LP

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:

     N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)

                                                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                               7.   SOLE VOTING POWER:

                               --------------------------------------
NUMBER OF SHARES               8.   SHARED VOTING POWER:
BENEFICIALLY
OWNED BY EACH                       2,671,199
REPORTING PERSON               --------------------------------------
WITH
                               9.   SOLE DISPOSITIVE POWER:

                               --------------------------------------

                               10.  SHARED DISPOSITIVE POWER:

                                    2,671,199
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,671,199
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     55.7%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 750-624-108                                               PAGE 9 OF 21
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS

     Sun Capital Partners III, LLC

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:

     N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)

                                                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                               7.   SOLE VOTING POWER:

                               --------------------------------------
NUMBER OF SHARES               8.   SHARED VOTING POWER:
BENEFICIALLY
OWNED BY EACH                       2,671,199
REPORTING PERSON               --------------------------------------
WITH
                               9.   SOLE DISPOSITIVE POWER:

                               --------------------------------------

                               10.  SHARED DISPOSITIVE POWER:

                                    2,671,199
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,671,199
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     55.7%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    OO (limited liability company)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 750-624-108                                              PAGE 10 OF 21
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS

     Marc J. Leder

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:

     N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)

                                                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
--------------------------------------------------------------------------------
                               7.   SOLE VOTING POWER:

                               --------------------------------------
NUMBER OF SHARES               8.   SHARED VOTING POWER:
BENEFICIALLY
OWNED BY EACH                       2,671,199
REPORTING PERSON               --------------------------------------
WITH
                               9.   SOLE DISPOSITIVE POWER:

                               --------------------------------------

                               10.  SHARED DISPOSITIVE POWER:

                                    2,671,199
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,671,199
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     55.7%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 750-624-108                                              PAGE 11 OF 21
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS

     Rodger R. Krouse

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:

     N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)

                                                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
--------------------------------------------------------------------------------
                               7.   SOLE VOTING POWER:

                               --------------------------------------
NUMBER OF SHARES               8.   SHARED VOTING POWER:
BENEFICIALLY
OWNED BY EACH                       2,671,199
REPORTING PERSON               --------------------------------------
WITH
                               9.   SOLE DISPOSITIVE POWER:

                               --------------------------------------

                               10.  SHARED DISPOSITIVE POWER:

                                    2,671,199
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,671,199
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     55.7%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 750-624-108                                              PAGE 12 OF 21
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         The class of equity security to which this statement relates is the common stock, par value $0.01 (the "Common Stock"), of Rag Shops, Inc., a
Delaware corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer are:

          Rag Shops, Inc.
          111 Wagaraw Road
          Hawthorne, New Jersey 07506

ITEM 2.   IDENTITY AND BACKGROUND

         This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission
(the "Commission") pursuant to Section 13 of the Securities Exchange Act of
1934, as amended (the "Exchange Act"): Crafts Retail Acquisition Corp., a
Delaware corporation ("Crafts Acquisition"), Crafts Retail Holding Corp., a
Delaware corporation ("Crafts Holding"), Sun Crafts Retail, LLC, a Delaware
limited liability company ("Sun Crafts Retail"), Sun Capital Partners III, LP, a
Delaware limited partnership ("Sun Partners III LP"), Sun Capital Partners III
QP, LP, a Delaware limited partnership ("Sun Partners III QP LP"), Sun Capital
Advisors III, LP, a Delaware limited partnership ("Sun Advisors III"), Sun
Capital Partners III, LLC, a Delaware limited liability company ("Sun Partners
III LLC"), Marc J. Leder ("Leder") and Rodger R. Krouse ("Krouse"). Leder and
Krouse may each be deemed to control Crafts Acquisition, Crafts Holding, Sun
Crafts Retail, Sun Partners III LP, Sun Partners III QP LP, Sun Advisors III,
and Sun Partners III LLC, as Leder and Krouse each own 50% of the membership interests in Sun Partners III LLC, which in turn is the general partner of Sun
Advisors III, which in turn is the general partner of Sun Partners III LP and
Sun Partners III QP LP. Sun Partners III LP and Sun Partners III QP LP together own 100% of the membership interests of Sun Crafts Retail, which in turn owns
100% of the equity interest of Crafts Holding which in turn owns 100% of the equity interest of Crafts Acquisition. Crafts Acquisition, Crafts Holding, Sun
Crafts Retail, Sun Partners III LP, Sun Partners III QP LP, Sun Advisors III,
Sun Partners III LLC, Leder and Krouse are collectively referred to as the
"Reporting Persons."

         The principal business address of each of the Reporting Persons is 5200
Town Center Circle, Suite 470, Boca Raton, Florida 33486.

         Crafts Acquisition, Crafts Holding, Sun Crafts Retail, Sun Partners III
LP, Sun Partners III QP LP, Sun Advisors III, and Sun Partners III LLC are each principally engaged in making investments. Crafts Acquisition and Crafts Holding were formed for the purpose of acquiring the Issuer. Leder and Krouse are principally engaged in merchant banking and the acquisition and operation of middle market companies.

         During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Certain information with respect to the executive officers and directors of the Reporting Persons, if applicable, is set forth on Schedule A attached hereto.

                                  SCHEDULE 13D

CUSIP No. 750-624-108                                              PAGE 13 OF 21
--------------------------------------------------------------------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On September 13, 2004, Crafts Holding, Crafts Acquisition and certain stockholders of the Issuer entered into a Stock Purchase Agreement (the
"Purchase Agreement"), pursuant to which on September 13, 2004 Crafts
Acquisition acquired 2,671,199 shares of Common Stock. A copy of the Purchase
Agreement is attached as Exhibit 2. The shares of Common Stock acquired by
Crafts Acquisition constitute approximately 55.7% of the Issuer's outstanding
Common Stock. The aggregate consideration for the Common Stock acquired by
Crafts Acquisition pursuant to the Purchase Agreement was $11,486,155.70.

         All of the shares of Common Stock beneficially owned by the Reporting
Persons were paid for using (1) an aggregate of approximately $4 million dollars of equity contributions from Sun Partners III LP and Sun Partners III QP LP and
(2) approximately $7.5 million in funds obtained by Crafts Holding pursuant to a loan (the "Crafts Loan") provided by Harris Trust and Savings Bank and guaranteed by Sun Partners III LP and Sun Partners III QP LP. Crafts Holdings
contributed the proceeds of the Crafts Loan to Crafts Acquisition in order to fund the purchase of such Common Stock. It is anticipated that the source of funds for the Offer and Merger (each as described and defined in Item 4) will be a combination of equity contributions from Sun Partners III LP and Sun Partners
III QP LP as well as loans from one or more banks or other institutional lenders
(the "Additional Financing"). The exact form of any such Additional Financing, to the extent available on commercially reasonable terms, has not been determined. In the event the Additional Financing cannot be obtained on terms that are satisfactory to the Reporting Persons, in their sole discretion, Crafts
Acquisition will obtain all the funds necessary to complete the Offer and the
Merger out of equity contributions from Sun Partners III LP and Sun Partners III
QP LP.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The purpose of the transaction consummated under the Purchase Agreement was to acquire economic and voting control of the Issuer. As a result of the transaction, the Reporting Persons acquired Common Stock constituting 55.7% of the Issuer's outstanding Common Stock. The summary of the Purchase Agreement set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

         Pursuant to the terms of the Purchase Agreement, each stockholder party thereto has agreed not to acquire any securities or assets of the Issuer for a specified period of time related to the Merger (as defined below) and to tender shares of Common Stock of the Issuer issuable upon exercise of options or other rights in accordance with the terms of the Offer (as defined below).

         Concurrently with the execution and delivery of the Purchase Agreement,
Crafts Holding, Crafts Acquisition and the Issuer entered into an Agreement and
Plan of Merger (the "Merger Agreement"), a copy of which is attached as Exhibit
3 and is hereby incorporated herein by reference. Pursuant to the Merger
Agreement, Crafts Holding has agreed to cause Crafts Acquisition to commence an offer to purchase all of the outstanding Common Stock of Issuer (the "Offer") at a price per share of $4.30, net to the stockholder in cash (the "Offer Price").
The Offer will be made upon the terms and subject to the conditions in the Offer to Purchase and related Letter of Transmittal to be sent to Issuer's stockholders. The Offer is conditioned on, among other things, the absence of the occurrence of an event that would have a material adverse effect on the
Issuer. Additionally, if shares tendered and not withdrawn constitute less than
90% of the outstanding shares of the Issuer, Crafts Acquisition may extend the
Offer. Subject to certain exceptions, following satisfaction or waiver of the conditions of the Offer, Crafts Acquisition will purchase all of the outstanding
Common Stock validly tendered and not withdrawn pursuant to the Offer.

         The Merger Agreement further provides that after the satisfaction or waiver of the conditions set forth in the Merger Agreement, including, among other things, the purchase of Shares pursuant to the Offer thereby consummating the Offer, Crafts Acquisition will be merged with and into the Issuer (the
"Merger").

                                  SCHEDULE 13D

CUSIP No. 750-624-108                                              PAGE 14 OF 21
--------------------------------------------------------------------------------

Following consummation of the Merger, the Issuer will continue as the surviving corporation and will be a wholly-owned subsidiary of Crafts Holding. The purpose of the Offer and the Merger is to facilitate the acquisition by Crafts Holding of all of the shares of Common Stock for cash and thereby enable Crafts Holding to own 100% of the Issuer. At the effective time of the Merger (the "Effective
Time"), each share issued and outstanding immediately prior to the Effective
Time held by the stockholders (other than shares held by the Issuer as treasury stock, and shares held by Crafts Holding, Crafts Acquisition and any other wholly-owned subsidiary of Crafts Holding which will be canceled without payment) will be canceled and, subject to appraisal rights of dissenting stockholders under the Delaware General Corporation Law ("DGCL"), converted automatically into the right to receive the Offer Price. Stockholders who hold their shares at the time of the Merger and who fully comply with the statutory dissenters' procedures set forth in the DGCL will be entitled to dissent from the Merger and have the fair value of their shares (which may be more than, equal to, or less than the consideration received in the Merger) judicially determined and paid to them in cash pursuant to the procedures prescribed by the
DGCL.

         Upon execution of the Purchase Agreement and the Merger Agreement,
Crafts Holding obtained the right to designate that number of directors, rounded up to the next whole number, that is proportionate to its equity interest in the
Issuer. The Issuer is required under the Merger Agreement to take all action necessary to cause such designees to be elected or appointed to the board of directors, including, without limitation, increasing the number of directors and seeking and accepting resignations of incumbent directors; provided, however, that the board of directors must at all times until the effective time of the merger have at least three directors who are directors on the date of the Merger
Agreement or otherwise not affiliates of Crafts Holding and Crafts Acquisition.
Effective as of the Effective Time of the Merger, the directors and officers of
Crafts Acquisition will become the directors and officers of the Issuer as the surviving corporation.

         In connection with the Merger Agreement, the Issuer's certificate of incorporation and bylaws as in effect immediately prior to the effective time will be amended and as so amended will become the organizational instruments of the surviving corporation following the Merger. The amendments to the certificate of incorporation and the bylaws are as set forth in the Merger
Agreement and are not directed at impeding the acquisition of control of the
Issuer by any person.

         The proposed transactions contemplated by the Offer and the Merger would, if and when consummated, result in the Common Stock: (i) ceasing to trade on the Nasdaq SmallCap Market; and (ii) becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

         The foregoing descriptions of the Purchase Agreement and the Merger
Agreement are qualified in their entirety by reference to the full text of the forms of those agreements, which are incorporated herein by reference.

         Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

         (a)      The acquisition by any person of additional securities of the
                  Issuer, or the disposition of securities of the Issuer;

         (b)      An extraordinary corporate transaction, such as a merger,
                  reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c)      A sale or transfer of a material amount of assets of the
                  Issuer or any of its subsidiaries;

                                  SCHEDULE 13D

CUSIP No. 750-624-108                                              PAGE 15 OF 21
--------------------------------------------------------------------------------

         (d)      Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e)      Any material change in the present capitalization or dividend policy of the Issuer;

         (f)      Any other material change in the Issuer's business or
                  corporate structure;

         (g)      Changes in the Issuer's charter, bylaws or instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h)      Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be
                  authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i)      A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4)
                  of the Act; or

         (j)      Any action similar to any of those enumerated above.

         Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)      As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 2,671,199 shares of Common Stock, or
                  approximately 55.7% of the Common Stock outstanding.

         (b)      Crafts Acquisition has the sole power to vote or direct the vote of 2,671,199 shares of Common Stock, or approximately
                  55.7% of the Common Stock outstanding. Each other Reporting
                  Person may be deemed to have shared power to vote or direct the vote of 2,671,199 shares of Common Stock, or approximately
                  55.7% of the Common Stock outstanding. This number is
                  comprised of the 2,671,199 shares of Common Stock that are held directly by Crafts Acquisition.

         Crafts   Acquisition has the sole power to dispose or direct the
                  disposition of 2,671,199 shares of Common Stock, or
                  approximately 55.7% of the Common Stock outstanding. Each
                  other Reporting Person may be deemed to have shared power to dispose or direct the disposition of 2,671,199 shares of
                  Common Stock, or approximately 55.7% of the Common Stock
                  outstanding. This number is comprised of the 2,671,199 shares of Common Stock that are held directly by Crafts Acquisition.

         (c)      Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

         (d)      Except as stated within this Item 5, to the knowledge of the
                  Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

                                  SCHEDULE 13D

CUSIP No. 750-624-108                                              PAGE 16 OF 21
--------------------------------------------------------------------------------

         (e)      Inapplicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

         The Reporting Persons intend to have open communications with the
Issuer's management in order to monitor management's efforts to increase shareholder value. In connection with that effort, an affiliate of one of the
Reporting Persons has entered into a Management Services Agreement (the
"Management Services Agreement") whereby such person will provide various administrative and management services to the Issuer in exchange for an annual fee equal to the greater of $400,000 or 6% of the Issuer's EBITDA (as defined in the Management Services Agreement). Such affiliate is also entitled to receive additional management consulting fees equal to 1% of the aggregate consideration paid to or by the Issuer, its subsidiaries or stockholders in connection with significant corporate events involving the Company, its subsidiaries or stockholders, including the closing of the acquisition of the shares of the
Issuer's Common Stock under the Stock Purchase Agreement and the consummation of the Offer and the Merger. The preceding summary of terms of the Management
Services Agreement is qualified in its entirety by reference to the detailed provisions of the Management Services Agreement, a copy of which is attached as
Exhibit 4 and incorporated herein by reference.

         Except for the agreements described above or in response to Items 3 and
4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Schedule A        Additional Information Required by Item 2 of Schedule 13D

Exhibit 1         Schedule 13D Joint Filing Agreement dated as of September 13,
                  2004 by and among each of the Reporting Persons

Exhibit 2         Stock Purchase Agreement dated September 13, 2004 by and among
                  Crafts Retail Holding Corp., Crafts Retail Acquisition Corp.
                  and certain stockholders of Rag Shops, Inc. (incorporated by reference to Exhibit 10.1 to Rag Shops' Current Report on Form
                  8-K filed with the Securities and Exchange Commission on
                  September 10, 2004)

Exhibit 3         Agreement and Plan of Merger dated September 13, 2004 by and among Crafts Retail Holding Corp., Crafts Retail Acquisition
                  Corp. and Rag Shops, Inc. (incorporated by reference to
                  Exhibit 2.1 to Rag Shops' Current Report on Form 8-K filed with the Securities and Exchange Commission on September 10,
                  2004)

Exhibit 4         Management Services Agreement dated September 13, 2004 between
                  Rag Shops, Inc. and Sun Capital Partners Management III, LLC
                  (incorporated by reference to Exhibit 10.2 to Rag Shops'
                  Current Report on Form 8-K filed with the Securities and
                  Exchange Commission on September 10, 2004)

Exhibit 5         Loan Authorization Agreement dated September 13, 2004 between
                  Crafts Retail Holding Corp. and Harris Trust and Savings Bank

                                  SCHEDULE 13D

CUSIP No. 750-624-108                                              PAGE 17 OF 21
--------------------------------------------------------------------------------

Exhibit 6         Demand Note dated September 13, 2004 of Crafts Retail Holding
                  Corp. in favor of Harris Trust and Savings Bank

Exhibit 7         Guaranty dated September 13, 2004 of Sun Capital Partners III,
                  LP in favor of Harris Trust and Savings Bank

Exhibit 8         Guaranty dated September 13, 2004 of Sun Capital Partners III
                  QP, LP in favor of Harris Trust and Savings Bank

                                  SCHEDULE 13D

CUSIP No. 750-624-108                                              PAGE 18 OF 21
--------------------------------------------------------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

September 13, 2004

                                      CRAFTS RETAIL ACQUISITION CORP.

                                      By:  /s/ Marc J. Leder
                                          --------------------------------------
                                      Name:  Marc J. Leder
                                      Its:  Vice President

                                      CRAFTS RETAIL HOLDING CORP.

                                      By:  /s/ Marc J. Leder
                                          --------------------------------------
                                      Name:  Marc J. Leder
                                      Its:  Vice President

                                      SUN CRAFTS RETAIL, LLC

                                      By:  /s/ Marc J. Leder
                                          --------------------------------------
                                      Name:  Marc J. Leder
                                      Its:  Co-CEO

                                      SUN CAPITAL PARTNERS III, LP

                                      By:  Sun Capital Advisors III, LP
                                      Its:  General Partner

                                      By:  Sun Capital Partners III, LLC
                                      Its:  General Partner

                                      By:  /s/ Marc J. Leder
                                          --------------------------------------
                                      Name:  Marc J. Leder
                                      Its:  Co-CEO

                                  SCHEDULE 13D

CUSIP No. 750-624-108                                              PAGE 19 OF 21
--------------------------------------------------------------------------------

                                      SUN CAPITAL PARTNERS III QP, LP

                                      By:  Sun Capital Advisors III, LP
                                      Its:  General Partner

                                      By:  Sun Capital Partners III, LLC
                                      Its:  General Partner

                                      By:  /s/ Marc J. Leder
                                          --------------------------------------
                                      Name:  Marc J. Leder
                                      Its:  Co-CEO

                                      SUN CAPITAL ADVISORS III, LP

                                      By:  Sun Capital Partners III, LLC
                                      Its:  General Partner

                                      By:  /s/ Marc J. Leder
                                          --------------------------------------
                                      Name:  Marc J. Leder
                                      Its:  Co-CEO

                                      SUN CAPITAL PARTNERS III, LLC

                                      By:  /s/ Marc J. Leder
                                          --------------------------------------
                                      Name:  Marc J. Leder
                                      Its:  Co-CEO

                                       /s/ Marc J. Leder
                                      ------------------------------------------
                                      Marc J. Leder

                                       /s/ Rodger R. Krouse
                                      ------------------------------------------
                                      Rodger R. Krouse

                                  SCHEDULE 13D

CUSIP No. 750-624-108                                              PAGE 20 OF 21
--------------------------------------------------------------------------------

                                                                      SCHEDULE A
                                                                      ----------

CRAFTS RETAIL ACQUISITION CORP.

         Set forth below is the name and business address of each director and executive officer of Crafts Retail Acquisition Corp. Each such person is a citizen of the United States of America:

Name                                    Title             Address
--------------------------------------  ----------------  -------------------------------------------------

Mark J. Leder                           Vice President    5200 Town Center Circle, Suite 470
                                                          Boca Raton, Florida 33486
Rodger R. Krouse                        Vice President    5200 Town Center Circle, Suite 470
                                                          Boca Raton, Florida 33486
C. Deryl Couch                          Vice President    5200 Town Center Circle, Suite 470
                                                          Boca Raton, Florida 33486
Michael Fieldstone                      Director &        5200 Town Center Circle, Suite 470
                                        Vice President    Boca Raton, Florida 33486

CRAFTS RETAIL HOLDING CORP.

         Set forth below is the name and business address of each director and executive officer of Crafts Retail Holding Corp. Each such person is a citizen of the United States of America:

Name                                    Title             Address
--------------------------------------  ----------------  -------------------------------------------------

Mark J. Leder                           Vice President    5200 Town Center Circle, Suite 470
                                                          Boca Raton, Florida 33486
Rodger R. Krouse                        Vice President    5200 Town Center Circle, Suite 470
                                                          Boca Raton, Florida 33486
C. Deryl Couch                          Vice President    5200 Town Center Circle, Suite 470
                                                          Boca Raton, Florida 33486
Michael Fieldstone                      Director &        5200 Town Center Circle, Suite 470
                                        Vice President    Boca Raton, Florida 33486

SUN CRAFTS RETAIL, LLC

         Set forth below is the name and business address of each manager of Sun
Crafts Retail, LLC. Each such person is a citizen of the United States of
America:

Name                                    Title             Address
--------------------------------------  ----------------  -------------------------------------------------

Marc J. Leder                           Co-CEO            5200 Town Center Circle, Suite 470
                                                          Boca Raton, Florida 33486

Rodger R. Krouse                        Co-CEO            5200 Town Center Circle, Suite 470
                                                          Boca Raton, Florida 33486

                                  SCHEDULE 13D

CUSIP No. 750-624-108                                              PAGE 21 OF 21
--------------------------------------------------------------------------------

SUN CAPITAL PARTNERS III, LLC

         Set forth below is the name and business address of each manager of Sun
Partners III LLC. Each such person is a citizen of the United States of America:

Name                                    Title             Address
--------------------------------------  ----------------  -------------------------------------------------

Marc J. Leder                           Co-CEO            5200 Town Center Circle, Suite 470
                                                          Boca Raton, Florida 33486

Rodger R. Krouse                        Co-CEO            5200 Town Center Circle, Suite 470
                                                          Boca Raton, Florida 33486